Filed by Four Leaf Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: Four Leaf Acquisition Corporation (Commission File No.: 001-41646)
Data443 Risk Mitigation, Inc. (Commission File No.: 000-30542)

Date: November 6, 2026

EXPLANATORY NOTE

Four Leaf Acquisition Corporation (“Four Leaf”) is filing the materials set forth below pursuant to Rule 425 under the Securities Act of 1933, as amended, and, as provided therein, such materials are deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended, in connection with the proposed business combination among Four Leaf Acquisition Corporation (“Four Leaf”), FORL Merger Sub, Inc. and Data443 Risk Mitigation, Inc. (“Data443”) pursuant to the Business Combination Agreement, dated as of August 27, 2026. Data443 is concurrently filing, under its own EDGAR profile, its Current Report on Form 8-K filed on September 2, 2026 (Accession No. 0001493152-26-041246) and the website materials included herein.

This filing consists of:

(1)	the Current Report on Form 8-K filed by Four Leaf with the Securities and Exchange Commission on September 2, 2026 (Accession No. 0001493152-26-041247), reproduced as originally filed, including the joint press release of Four Leaf and Data443 dated September 2, 2026, furnished as Exhibit 99.1 thereto. Exhibit 2.1 (the Business Combination Agreement) and Exhibit 10.1 (the Support Agreement) were filed with that Current Report and are incorporated by hyperlink: https://www.sec.gov/Archives/edgar/data/1936255/000149315226041247/ex2-1.htm and https://www.sec.gov/Archives/edgar/data/1936255/000149315226041247/ex10-1.htm, respectively; and

(2)	the text of a website banner and of a linked webpage regarding the proposed business combination, first made available on Data443’s websites, including https://data443.com, on November 6, 2026.

(1) CURRENT REPORT ON FORM 8-K OF FOUR LEAF ACQUISITION CORPORATION FILED SEPTEMBER 2, 2026
(reproduced as filed; Accession No. 0001493152-26-041247; Exhibit 2.1 available at https://www.sec.gov/Archives/edgar/data/1936255/000149315226041247/ex2-1.htm; Exhibit 10.1 available at https://www.sec.gov/Archives/edgar/data/1936255/000149315226041247/ex10-1.htm)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 27, 2026

Four Leaf Acquisition Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41646	88-1178935
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Park Offices Drive, Suite 300-4133

Research Triangle Park, NC 27713

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (919) 526-1070

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable warrant	FORLU	OTC Markets
Class A common stock, par value $0.0001 per share	FORL	OTC Markets
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FORLW	OTC Markets

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 27, 2026, Four Leaf Acquisition Corporation, a Delaware corporation (“Parent”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with FORL Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Data443 Risk Mitigation, Inc., a Nevada corporation (“Data443”).

The following description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Business Combination Agreement.

The Merger

Pursuant to the Business Combination Agreement, prior to the effective time of the Parent Merger (as define below), Parent will incorporate a new Nevada corporation (“NewCo”) as a direct wholly-owned subsidiary of Parent. Following such incorporation, Parent will merge with and into NewCo, with NewCo surviving such merger (the “Parent Merger”). At the effective time of the Parent Merger, each share of Parent common stock outstanding immediately prior to the Parent Merger will be converted into one share of NewCo common stock, and each outstanding Parent warrant will become a warrant to purchase NewCo common stock.

Immediately following the Parent Merger, Merger Sub will merge with and into Data443, with Data443 surviving such merger (the “Merger”) as a wholly-owned subsidiary of NewCo. Upon consummation of the Merger, the separate existence of Merger Sub will cease and Data443 will continue as the surviving corporation.

Prior to the effective time of the Merger (the “Effective Time”), each outstanding share of Data443 preferred stock that is convertible into Data443 common stock will be converted into Data443 common stock in accordance with the terms of Data443’s governing documents. At the Effective Time, each share of Data443 Stock outstanding immediately prior to the Effective Time, other than shares held by Data443, Parent or their respective subsidiaries and dissenting shares, will be converted into the right to receive shares of NewCo common stock in accordance with the terms of the Business Combination Agreement.

Merger Consideration

The aggregate merger consideration to be issued in connection with the Merger (the “Aggregate Merger Consideration”) will be determined based on the equity value of Data443 and a reference value of $10.00 per share. The Aggregate Merger Consideration will be equal to the number of shares of NewCo common stock determined by dividing the equity value of Data443 by $10.00, rounded down to the nearest whole share (which shall not exceed a maximum of 60,000,000 shares of NewCo common stock), subject to the other adjustments and contingent consideration provisions set forth in the Business Combination Agreement.

In addition, prior to the Effective Time, Data443 will consummate a conversion of not less than $10.0 million of its outstanding indebtedness into shares of Data443 common stock. The conversion will be effectuated pursuant to debt conversion agreements (the “Debt Conversion Agreements”) to be entered into with Data443’s creditors. Forms of the Debt Conversion Agreements will be filed as an exhibit to the Registration Statement on Form S-4 to be filed with the SEC in connection with the Transactions. The shares issued in such debt conversion will participate in the Merger on the same basis as the other outstanding shares of Data443 common stock.

Financial Services Agreement. Prior to the Closing, Data443 will enter into a financial services agreement (the “Financial Services Agreement”) pursuant to which 3,000,000 shares of Class B Preferred Stock of NewCo will be issued to the Chief Executive Officer of Data443 or his designee. The form of the Financial Services Agreement will be filed as an exhibit to the Registration Statement on Form S-4.

PIPE Investment. In connection with the Transactions, Parent expects to receive a committed $10,000,000 convertible investment pursuant to a PIPE investment commitment letter (the “PIPE Commitment Letter”) to be entered into with the investor prior to the Effective Time, which investment is expected to convert into shares of NewCo common stock at the Closing. The form of the PIPE Commitment Letter will be filed as an exhibit to the Registration Statement on Form S-4.

At the Closing, NewCo will deposit with Continental Stock Transfer & Trust Company, as escrow agent, shares of NewCo common stock equal to 2% of the aggregate amount of NewCo common stock otherwise issuable to the Data443 stockholders as merger consideration (the “Indemnity Escrow Shares”). The Indemnity Escrow Shares will be held in an escrow account and released in accordance with the Business Combination Agreement and the escrow agreements.

Conditions to Closing

The obligations of the parties to consummate the transactions contemplated by the Business Combination Agreement (the “Transactions”) are subject to the satisfaction or waiver of customary closing conditions, including, among other things, the receipt of required governmental and stockholder approvals, the effectiveness of the registration statement on Form S-4, the absence of any legal restraint prohibiting the consummation of the Transactions, accuracy of the other party’s representations and warranties and the performance by the other party of its covenants and agreements under the Business Combination Agreement.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of Data443 relating to, among other things, organization and qualification; capitalization; authority; financial statements; absence of certain changes; undisclosed liabilities; compliance with applicable laws; material contracts; tax matters; employee and benefit matters; intellectual property; privacy and data security; litigation; and brokers.

The Business Combination Agreement also contains customary representations and warranties of Parent and Merger Sub relating to, among other things, organization and qualification; authority; capitalization; SEC filings; financial statements; the Trust Account; compliance with applicable laws; absence of certain changes; litigation; business activities; and brokers.

The representations and warranties contained in the Business Combination Agreement generally do not survive the Closing.

2

Covenants

The Merger Agreement includes customary covenants of the Parties with respect to efforts to satisfy conditions to the consummation of the Transactions. The covenants under the Merger Agreement include, among other things, the operation of the Parties’ respective businesses in the ordinary course, the preparation and filing of required SEC and other regulatory filings, obtaining required governmental and stockholder approvals, the listing of NewCo Common Stock on Nasdaq, the preparation and delivery of required financial statements and other information, and other customary covenants relating to the consummation of the Transactions.

Support Agreement

Certain stockholders of Data443, including certain directors and officers of Data443 and certain stockholders beneficially owning more than 5% of Data443, will enter into support agreements with Parent. Pursuant to such agreements, the applicable stockholders will agree, among other things, to support and vote in favor of the Transactions and to take certain other actions in support of the Transactions.

Item 7.01. Regulation FD Disclosure.

On September 2, 2026, Data443 and Parent issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination among Parent, Data443, NewCo and Merger Sub. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the Transactions, Parent and NewCo will file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that will include a proxy statement of Parent and a prospectus relating to the registration of the shares of NewCo common stock to be issued in connection with the Transactions. After the Registration Statement is declared effective, Parent will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date to be established for voting on the proposed Transactions and the other matters to be described in such proxy statement/prospectus. Parent and NewCo will also file other documents regarding the proposed Transactions with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF PARENT ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Parent and NewCo through the website maintained by the SEC at www.sec.gov. The documents filed by Parent with the SEC also may be obtained free of charge upon written request to Four Leaf Acquisition Corporation.

Participants in Solicitation

Parent, Data443, NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Parent stockholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Parent’s stockholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

3

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Parent, Data443, NewCo and Merger Sub. Forward-looking statements include information concerning the parties’ possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, and the effects of regulation, including whether the Transactions will generate returns for stockholders. These forward-looking statements are based on the parties’ management’s current expectations, projections, and beliefs, as well as a number of assumptions concerning future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. These risks, uncertainties, assumptions, and other important factors include, but are not limited to: (a) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement; (b) the outcome of any legal proceedings that may be instituted against the parties, or others, following the announcement of the Transactions; (c) the inability to complete the Transactions due to the failure to obtain the approval of the stockholders of Parent or the Company or to satisfy other conditions to closing, including the receipt of certain governmental and regulatory approvals; (d) changes to the proposed structure of the Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Transactions; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Transactions; (f) the risk that the Transactions disrupt current plans and operations of the parties or their subsidiaries as a result of the announcement and consummation of the Transactions described herein; (g) the effect of the announcement or pendency of the Transactions on the parties’ business relationships, operating results, and business generally; (h) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Data443 to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Transactions; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in unforeseen delays in the timing of the Transactions; (k) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors; and (l) other risks and uncertainties indicated from time to time in Parent’s final prospectus related to its initial public offering and other documents filed or to be filed with the SEC by Parent or NewCo. Copies are available on the SEC’s website at www.sec.gov. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Parent or NewCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the parties assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. No party gives any assurance that NewCo, Parent, or Data443 will achieve its expectations.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1	Business Combination Agreement
10.1	Support Agreement
99.1	Joint Press Release, dated September 2, 2026 (furnished pursuant to Item 7.01)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

Date: September 2, 2026	FOUR LEAF ACQUISITION CORPORATION

	BY:	/S/ JASON REMILLARD
Jason Remillard,
Chief Executive Officer

5

Exhibit 99.1

Four Leaf Acquisition Corporation and Data443 Risk Mitigation, Inc. Advance Definitive Business Combination and Path to a Market Listing

Combined Company to execute on AI-Driven Threat Intelligence,

Collaboration and Data Security Platforms

RESEARCH TRIANGLE PARK, N.C., September 2, 2026 — Four Leaf Acquisition Corporation (“Four Leaf” or “FORL”) (OTC: FORL, FORLW, FORLU), a special purpose acquisition company incorporated in Delaware, and Data443 Risk Mitigation, Inc. (OTCPK: ATDS) (“Data443” or the “Company”), a data security and privacy software company for “All Things Data Security,” today provided an update on the definitive Business Combination Agreement (the “Business Combination Agreement”), dated as of August 27, 2026, among Four Leaf, FORL Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Four Leaf, and Data443. The parties are proceeding with preparation of a registration statement on Form S-4 and, upon consummation of the transactions contemplated by the Business Combination Agreement, intend for the combined company to be listed on the Nasdaq Stock Market pending approvals.

Completion of the transactions remains subject to the approval of Four Leaf’s stockholders, effectiveness of the Form S-4, approval of the combined company’s securities for listing on Nasdaq, and the satisfaction or waiver of the other closing conditions described below and in the Business Combination Agreement. There can be no assurance that the transactions will be completed.

Building the Combined Company: Data Security, Ledger Validation and AI

Data443 provides data classification, data discovery, privacy, compliance, threat detection and defensible disposition software to enterprise and government customers. The Company also has a multi-year operating record in distributed-ledger infrastructure as an operator within the Unique Node List (UNL) ecosystem of a major distributed ledger network, where it has maintained high-availability validator nodes. Operating with technical neutrality, Data443 does not participate in token rewards or economic incentives, which the Company believes supports impartiality in transaction ordering and proposal validation. Vaikora provides AI Security (actions, governance, data flows and agent to agent communications) in commercial and specific open-source models. Convaa.ai is the first true multi-person, multi-organization, multiple model collaboration product, deeply integrated to the Vaikora platform for personal and multi-team privacy and data exposure mitigation.

Data443 intends to pursue the following priorities as a combined company:

●	Deepen its investment in client-facing AI technology, including Convaa.ai and Vaikora.com technology set.

●	Advancing AI-driven detection, analytics and remediation across its threat intelligence and data protection portfolio.

●	Continue to drive its acquisition plans with focused deals in the AI

●	Pursuing a Nasdaq listing that the parties believe could improve visibility with institutional investors and access to capital markets and provide a more efficient currency for potential future acquisitions and strategic investments.

These are objectives and plans, not commitments or projections, and are subject to the completion of the proposed business combination, the availability of capital, and the other factors described under “Forward-Looking Statements” below. There can be no assurance that any of these initiatives will be undertaken, completed, or produce the anticipated benefits.

Executive Commentary

“Entering into this agreement is a step toward giving Data443 a major-market platform for the next phase of our growth,” said Jason Remillard, Chief Executive Officer and Founder of Data443. “We have spent nearly a decade building enterprise-grade data security and a validation record in distributed-ledger infrastructure. Our focus now is on executing the registration statement process, satisfying the listing requirements, and continuing to invest in the AI and data protection capabilities our customers are asking for. Completion of the transaction is subject to stockholder approval and other conditions, and we will let the Form S-4 speak for the details.”

Certain Risks and Uncertainties Relating to the Proposed Transaction

Investors and stockholders should carefully consider the risk factors that will appear in the Form S-4 and in the parties’ reports filed with the Securities and Exchange Commission.

Important Information About the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus of Four Leaf and a prospectus with respect to the securities to be issued in the transactions. After the registration statement is declared effective, a definitive proxy statement/prospectus will be mailed to Four Leaf stockholders as of the applicable record date. INVESTORS AND SECURITY HOLDERS OF FOUR LEAF AND DATA443 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of these documents, once filed, at the SEC’s website at www.sec.gov, or by directing a request to Four Leaf at the address set forth below. The information contained on, or that may be accessed through, any website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy, or a solicitation of any proxy, vote, consent, approval or authorization with respect to, any securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful, and is not a substitute for the registration statement or the proxy statement/prospectus to be filed with the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Any securities to be issued in a private placement have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of terms such as “expect,” “believe,” “anticipate,” “intend,” “may,” “could,” “will,” “should,” “plan,” “project,” “estimate,” “predict,” “potential,” “target,” “pursue,” “continue” or the negative of these words or other comparable terminology. Statements in this press release that are not historical facts — including statements regarding the proposed business combination and its expected structure, timing, benefits and completion; the anticipated Nasdaq listing; the Debt Conversion; any private placement or bridge financing; the contingent consideration and net operating loss utilization; the Class B Preferred Shares; Data443’s plans for multi-ledger support, validator analytics, product integration and AI capabilities; and any statement regarding future financial performance, market opportunity or operating results — are forward-looking statements. They are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions, many of which are difficult to predict or beyond the parties’ control.

These risks include, without limitation: the failure to satisfy the conditions to closing, including obtaining Four Leaf stockholder approval, effectiveness of the Form S-4, completion of the Debt Conversion and Nasdaq approval; the occurrence of any event that could give rise to termination of the Business Combination Agreement; the level of redemptions by Four Leaf public stockholders; the inability to obtain or maintain a Nasdaq listing; the amount and terms of any financing; dilution to holders of the combined company’s securities; the conflicts of interest described above and the possibility that the measures adopted to address them prove insufficient; the outcome of any legal proceedings or regulatory inquiries relating to the transactions; the risk that the projections, valuation and fairness analyses on which the parties relied prove inaccurate; competitive pressures and rapid technological change in the cybersecurity market; the evolving regulatory treatment of distributed-ledger technology and digital assets; Data443’s history of losses and need for additional capital; loss of, or reduced business with, key customers; difficulty integrating operations or completed and future acquisitions; cybersecurity incidents; the ability to hire and retain qualified personnel; and general economic, market and geopolitical conditions. Additional risk factors are described in Data443’s and Four Leaf’s respective reports and other documents filed with the SEC and will be described in the Form S-4.

Undue reliance should not be placed on the forward-looking statements in this press release, which speak only as of the date hereof and are based on information available to the parties as of that date. Except as otherwise required by applicable law, neither Four Leaf nor Data443 undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Four Leaf Acquisition Corporation

Four Leaf Acquisition Corporation is a special purpose acquisition company incorporated in Delaware, with its principal place of business in Durham, North Carolina. Its units, shares and warrants are quoted on the OTC Markets under the symbols FORLU, FORL and FORLW. Four Leaf is seeking to effect a business combination with an Data443 Risk Mitigation, inc.

About Data443 Risk Mitigation, Inc.

Data443 Risk Mitigation, Inc. (OTCPK: ATDS) provides software and services to enable secure data across devices and databases, both at rest and in transit, locally, on a network, or in the cloud. We are All Things Data Security™. With over 10,000 customers in more than 100 countries, Data443 offers a modern approach to data governance and security by identifying and protecting all sensitive data, regardless of location, platform, or format. Data443’s framework helps customers prioritize risk, identify security gaps, and implement effective data protection and privacy management strategies. Data443 is headquartered in Research Triangle Park, North Carolina. For more information, visit https://data443.com.

Contacts

Investor Relations

Matthew Abenante

ir@data443.com

Follow us on LinkedIn: https://www.linkedin.com/company/data443-risk-mitigation-inc/

Sign up for our Investor Newsletter: https://data443.com/investor-email-alerts/

###

“DATA443” and “All Things Data Security” are trademarks of Data443 Risk Mitigation, Inc. All other product names, trademarks and registered trademarks are the property of their respective owners. Use of these names, trademarks and brands does not imply endorsement.

(2) WEBSITE BANNER AND LINKED WEBPAGE

Website banner (displayed at the top of Data443’s websites):

Data443 Risk Mitigation, Inc. (OTCPK: ATDS) has entered into a definitive business combination agreement with Four Leaf Acquisition Corporation (OTC: FORL). Completion is subject to stockholder approvals and other conditions. Important information about the proposed transaction

The underlined text links to the webpage reproduced below.

Linked webpage (https://data443.com/SPAC-OTC-ADRS-FORL-proposed-business-combination):

Proposed Business Combination with Four Leaf Acquisition Corporation

Overview

On September 2, 2026, Data443 Risk Mitigation, Inc. (“Data443”) (OTCPK: ATDS) and Four Leaf Acquisition Corporation (“Four Leaf”) (OTC: FORL, FORLU, FORLW), a Delaware special purpose acquisition company, jointly announced that they had entered into a definitive Business Combination Agreement, dated as of August 27, 2026, among Four Leaf, FORL Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Four Leaf (“Merger Sub”), and Data443 (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, prior to the effective time of the Parent Merger (as defined below), Four Leaf will incorporate a new Nevada corporation (“NewCo”) as a direct wholly owned subsidiary of Four Leaf. Following such incorporation, Four Leaf will merge with and into NewCo, with NewCo surviving such merger (the “Parent Merger”). At the effective time of the Parent Merger, each outstanding share of Four Leaf common stock will be converted into one share of NewCo common stock, and each outstanding Four Leaf warrant will become a warrant to purchase NewCo common stock. Immediately following the Parent Merger, Merger Sub will merge with and into Data443 (the “Merger”), the separate existence of Merger Sub will cease, and Data443 will continue as the surviving corporation and a wholly owned subsidiary of NewCo. NewCo is expected to apply for listing of its common stock on The Nasdaq Stock Market (“Nasdaq”) in connection with the transactions contemplated by the Business Combination Agreement. Prior to the effective time of the Merger (the “Effective Time”), each outstanding share of Data443 preferred stock that is convertible into Data443 common stock will be converted into Data443 common stock in accordance with the terms of Data443’s governing documents. At the Effective Time, each share of Data443 common stock outstanding immediately prior to the Effective Time (other than dissenting shares and shares held in treasury by Data443) will be converted into the right to receive a number of shares of NewCo common stock determined in accordance with the Business Combination Agreement.

Completion of the proposed business combination is subject to the conditions contained in the Business Combination Agreement, including, but not limited to, approval of the Business Combination Agreement by Four Leaf’s stockholders, approval of the Business Combination Agreement by Data443’s stockholders, effectiveness under the Securities Act of 1933, as amended, of a joint registration statement, proxy statement and information statement on Form S-4, completion of the Debt Conversion (as defined in the Business Combination Agreement), and approval of NewCo’s securities for listing on Nasdaq. There can be no assurance that the proposed business combination will be completed.

SEC Filings

Joint Press Release announcing the Business Combination Agreement (September 2, 2026): https://www.sec.gov/Archives/edgar/data/1936255/000149315226041247/ex99-1.htm

Four Leaf’s Form 8-K announcing the Business Combination Agreement (September 2, 2026): https://www.sec.gov/ix?doc=/Archives/edgar/data/0001936255/000149315226041247/form8-k.htm

All Four Leaf SEC filings: https://www.sec.gov/edgar/browse/?CIK=1936255

Data443’s Form 8-K announcing the Business Combination Agreement (September 2, 2026): https://www.sec.gov/ix?doc=/Archives/edgar/data/0001068689/000149315226041246/form8-k.htm

All Data443 SEC filings: https://www.sec.gov/edgar/browse/?CIK=1068689

About Data443

Data443 was incorporated as a Nevada corporation on May 4, 1998. On October 15, 2019, Data443 changed its name from LandStar, Inc. to Data443 Risk Mitigation, Inc.

Data443 delivers complex information security solutions. In addition to acquisitions completed, the company has recently released two AI security and collaboration products.

About Four Leaf

Four Leaf is a blank check company that was incorporated as a Delaware corporation on March 3, 2022 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Four Leaf, NewCo and Data443 intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a joint registration statement, proxy statement and information statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Four Leaf, an information statement of Data443 and a prospectus for the securities to be issued by NewCo in the proposed business combination. After the Registration Statement is declared effective, the definitive proxy statement/information statement/prospectus included in the Registration Statement will be mailed to Data443 stockholders and to Four Leaf stockholders as of a record date to be established by Four Leaf’s board of directors for voting on the proposed business combination.

INVESTORS AND SECURITY HOLDERS OF FOUR LEAF AND DATA443 ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FOUR LEAF, NEWCO, DATA443 AND THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of these documents, once filed, at the SEC’s website at www.sec.gov, or by directing a request to Four Leaf Acquisition Corporation, 600 Park Offices Drive, Suite 300-4133, Durham, North Carolina 27713, or to Data443 Investor Relations at ir@data443.com.

Participants in the Solicitation

Four Leaf, NewCo, Data443, ALWA Sponsor LLC, Four Leaf’s sponsor (the “Sponsor”), and their respective directors, executive officers and other employees may be deemed participants in the solicitation of proxies from Four Leaf’s stockholders in connection with the proposed business combination. Jason Remillard is the founder, President, Chief Executive Officer and sole director of Data443, is the Chief Executive Officer and Chairman of the Board of Four Leaf, and controls Remcan Holdings LLC, which holds a controlling membership interest in the Sponsor; accordingly, he has interests in the proposed business combination that may be different from, or in addition to, those of Four Leaf’s and Data443’s stockholders generally.

Information about Four Leaf’s directors and executive officers is set forth in Four Leaf’s filings with the SEC, including its definitive proxy statement filed on June 12, 2026 and its Current Report on Form 8-K filed on July 7, 2026. Information about Data443’s directors and executive officers is set forth in Data443’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on April 16, 2026. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, approval or authorization, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This communication is not a substitute for the Registration Statement.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination between Four Leaf and Data443, the expected timing and completion of the proposed business combination, and the anticipated listing of NewCo’s securities on Nasdaq. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and assumptions, are not guarantees of future performance, and are subject to risks and uncertainties that could cause actual results to differ materially, including: the failure to satisfy the conditions to closing under the Business Combination Agreement, including failure to obtain requisite approval from Four Leaf’s stockholders or Data443’s stockholders, the risk that the Registration Statement will not be declared effective by the SEC, failure to complete the Debt Conversion and failure to obtain approval for listing on Nasdaq; the occurrence of any event that could give rise to termination of the Business Combination Agreement; the amount and terms of any financing; dilution to holders of NewCo’s securities; conflicts of interest, including those arising from Mr. Remillard’s roles with Data443, Four Leaf and the Sponsor, and the possibility that measures adopted to address such conflicts prove insufficient; legal proceedings or regulatory inquiries relating to the proposed business combination; Data443’s history of losses and need for additional capital, including to complete the business combination; and the other risks described in Four Leaf’s and Data443’s filings with the SEC and to be described in the Registration Statement.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date this communication was first posted. Except as required by law, none of Four Leaf, NewCo or Data443 undertakes any obligation to update or revise any forward-looking statement.

Other Websites

Information on or accessible through any website referenced in this communication, other than the SEC filings expressly identified, is not incorporated into and does not form part of this communication.

Contact

Investor Relations
Matthew Abenante
ir@data443.com